

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 5, 2016

Via E-mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Property Trust
521 5th Avenue, 30th Floor
New York, NY 10175

> **Re:** **Gramercy Property Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35933**

Dear Mr. Clark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same-Store and Acquisition Portfolio Analysis, page 75

1.   Please tell us, and consider revising your disclosure in future filings to include a discussion of, your policies for reclassifying a property from "same store" to "development and other". In your response, tell us whether "development and other" includes properties undergoing redevelopment activities and the level of redevelopment activity required for you to classify the property as "development and other".

Liquidity and Capital Resources, page 77

2.   We note from your Consolidated Statements of Cash Flows that dividends paid for the year ended December 31, 2015 exceeded net cash provided by operations by approximately $27 million. Please tell us the source of cash used to fund dividends in excess of cash provided by operating activities. In addition, in future filings, please enhance your liquidity and capital resources disclosure to include a discussion of the specific sources of cash used to fund any material shortfall between cash provided by operating activities and dividends paid.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

12. Derivatives and Hedging Instruments, page 152

3.   Please address the following with respect to your net investment hedge in Gramercy European Property Fund:

- Please provide us with a brief description of the nature of the arrangement including a summary of the material terms.
- Explain to us why you have accounted for the derivative instrument at carrying value rather than fair value. Cite any relevant accounting literature in your response.
- Explain to us why the derivative instrument is included in the balance of your senior unsecured revolving credit facility on the Consolidated Balance Sheets. Cite any relevant accounting literature in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities